INVEST IN **GLOBALIST**

A MEMBERS-ONLY COMMUNITY FOR THE WORLD'S BEST TRAVELERS

PITCH VIDEO   INVESTOR PANEL


GLOBALIST

globalist.io   New York NY   Software   Travel

LEAD INVESTOR

Ryan Pyle Lead Investor

I'm excited and proud to be the lead investor in Globalist. I've been a passionate traveler, entrepreneur, and producer of adventure travel television for more than a decade. I wholeheartedly believe that Globalist is the future of travel. I am honored to kickoff our crowdfunding campaign with this investment following my first investment in the company of $350,000. The team has asked me to limit my investment to $25k at this time to allow room for all the people that have asked to participate. I look forward to meeting all of you and building the world's best travel community together.

Invested $25,000 this round & $350,000 previously

Highlights

1. 🎯 Founded by a multi-exit team of serial entrepreneurs & travel experts.
2. 📈 Founder has raised $30M+ in VC, started and sold 4 companies acquired by AOL, Yahoo, and others.
3. 💰$500K instantly invested from top travel investors.
4. 🔥 Combines two explosive markets: global travel and the creator economy.
5. 🌎 Building a community of travel enthusiasts with the largest database of travel itineraries.
6. 📱Cutting-edge iPhone app in Beta testing.
7. 🏆Industry-leading marketing & digital infrastructure with highly sophisticated audience targeting.

targeting.

Our Team



Ari S. Goldberg Founder & CEO

Serial entrepreneur. Raised $30M+. Sold 4 companies. Founder & CEO of StyleCaster, Co-Founder of Sociocast, Founding Member of Qwiki. Served as VP of Business Development for LeBron James. Featured in the NY Times, Fox Business, Bloomberg, and more.

This is more than a business, this is a calling. I love traveling, and so does everyone I know. Traveling has changed our lives for the better, and has the power to make the world a better place. The time has come for a digital and experiential platform dedicated to travel.



Brandon Feldman Co-Founder and President

Hospitality & e-comm expert in consumer focused start-ups. Managed business ops, pricing, merchandising, connectivity & analytics at Jetsetter during its acquisition. Ran product for Adama

Partners, a holding company in the luxury jewelry industry.

Why Globalist?


Bold New Venture Led By Multi-Exit
Team of Travel Experts & Entrepreneurs

At the intersection of **two explosive markets**...

Led by an innovative serial entrepreneur with **previous exits to Yahoo and AOL**...

With **$500k instantly raised by top travel investors**...

Globalist is the highly curated, highly coveted **members-only travel community** on every traveler, brand, and influencer's wish list.

We're raising $1M via this round, then we will not be offering *any* further capital investment opportunities.

Now is the one and only time to gain a stake. Will you heed the call?


Globalist's founder has a proven record of multi-million dollar exits.
StyleCaster
Funding: $8,000,000
Revenue: $10,000,000+ annual
Acquired by PMC
Qwiki
Funding: $10,500,000
Acquired by Yahoo
Velos
Funding: $5,900,000
Acquired by AOL

For the tastemakers who leave the ordinary behind to actively seek a world of stunning possibility—from a heart pounding dive with whale sharks in Tulum to a languorous late-night dinner in Florence—Globalist is for the discerning modern nomad, influencer and brand, passionate about how they travel.


The Platform for Travel Tastemakers


Globalist: Digital-First, Members-Only, Curated Community of Travelers
The world's largest database of travel itineraries
Cutting-edge iPhone app in Beta testing
Industry-leading marketing and digital infrastructure
Highly sophisticated audience targeting

Boasting Huge Exits, Partnerships, and Press



Boldly ambitious ventures with huge exits are only the start of this exceptional team's long list of accolades. Add established partnerships with clients like **Procter & Gamble, Coca-Cola, L'Oreal, and Tiffany's. Stir in features in the New York Times, Bloomberg, Business Insider, and Fast Company.** Sprinkle **7 million monthly visitors and $10 million in revenue** on top, and voilà:

The perfect recipe for an extraordinarily successful new venture.


Our founders leverage previous partnerships with...
P&G
Coca-Cola
Unilever
L'ORÉAL
With features in...
FAST COMPANY
Bloomberg
BUSINESS INSIDER
The New York Times
TOKYO

Meet the Travel Connoisseurs Behind This Stunning Venture



Globalist's ambitious team of serial entrepreneurs with multiple exits and extensive C-Suite experience—and the elite entrepreneurs and executives who guide them—are the very kind of travelers and members the Globalist platform was built for. Bold, ambitious, adventurous pleasure-seekers.


Ari S. Goldberg
Founder & CEO
3x founder & innovative serial entrepreneur
Former VP of Business Development for LeBron James
Featured in the NYT, Fox Business News, Bloomberg, and more
Brandon Feldman
Co-Founder & President
Hospitality & e-commerce executive & entrepreneur
Head of Product & Reporting at Adama Partners
Co-founder of Bashed.co & former Operations manager at Jetsetter during TripAdvisor acquisition
Ryan Pyle
Founding Partner
Founder, Ryan Pyle Productions
Mitch Younge
Founding Partner
Founder & CEO, Frill Style
Hector Giner
Chief Technology Officer
Founder & CEO, Z1
Anthony Accetturo
Growth Marketing
Founder & CEO, Launch Titans
Matthew Klein
Founding Partner
Founder, Sweater VC
Tony Abrams
Founding Partner
Founder & CEO, Savior
Darryl Graham
General Counsel
Partner, Akerman
Alexa Whittington
Influencer Marketing
Partner, Uncmmn

By Invitation Only — a Highly Curated Community of Globetrotters



Globalist isn't for your neighbor who went to Italy once on their honeymoon and hasn't used their passport since. Globalist is for that friend of yours who's always just returned from a trip, or is busy planning their next one. Our members crave travel, exclusivity, and pushing boundaries.

To join the Globalist community, members must apply, be vetted, and accepted by

the Globalist membership committee. The result? An exclusive, top-notch, curated community for the world's best travelers.


Vienna
CREATE NEW ITINERARY
Menorca
By invitation only...
Thoroughly vetted...
Only the world's best travelers become **Globalists.**


Globalist is a Digital Compass for the Modern Explorer

Globalist is harnessing the power of the upcoming travel boom and emerging creator economy with a members-only community of the world's best travelers.

On this exclusive platform that is building the world's largest database of itineraries, members travel, document, and share their extraordinary journeys with the easiest and most intuitive travel app in market.


Americans took 2.4 billion trips in 2019.
This means millions of reviews to sift through on current travel sites that give equal weight to all reviewers.
There is no platform for travelers to easily share and save their itineraries.
Traditional social media isn't built for travel planning, but it's where the majority of travelers source trip inspiration and itineraries.
Brands struggle to get in front of the right travelers.
Travel tastemakers are spread out across several online communities, making it impossible for travel brands to efficiently market to their target audience.


Cutting-Edge Tech Provides a Unique, Refined Experience

Globalist users expect a different experience, and our app delivers. Beautifully designed, intuitive, and a joy to use, this groundbreaking iOS app is ready to satisfy the most selective of modern travelers. Because what's more impactful than a genuine travel recommendation from a trusted friend?


Where are we going today?
The Globalist App
Next-generation iPhone app for members to plan, document, and share their journey.


• Verticalized travel social network
• Exclusive to Globalist members
• Modern design and easy-to-use interface

At the Intersection of Two Explosive Markets, Globalist Will Soar



Globalist sits at the intersection of two rapidly growing markets: the upcoming travel boom and emerging creator economy.

In our post-pandemic society of travel-friendly remote work, platforms like Airbnb are reporting record profits as their users travel more often, stay longer, and seek out more experience-based travel. As the world's best travelers hit the road and take to the skies in 2022 and beyond, our platform is ready to welcome them home.

We're uniquely positioned for this coming travel boom, set to grow at a CAGR of 13.2% to over 2 billion by 2028.


We're on the verge of a revolution in travel.
- AirBnB's CEO, Nov 2021

Likewise, the creator economy—the digital infrastructure influencers use to reach and monetize their audiences—is quickly becoming a target for global investors and businesses. Creator startups have collected $800 million in venture in less than a year, and this rapidly growing $104.2 billion market is a force to be reckoned with.


The creator economy is a huge, largely unexplored market.
- The New York Times, July 2021
Similar social networks are enjoying explosive growth...
TWITCH
Gaming
Revenue $2,300,000,000+
Users 140,000,000+
Valuation $15,000,000,000
NEXTDOOR
Neighborhood
Revenue $180,000,000+
Users 48,000,000+
Valuation $4,300,000,000
STRAVA
Running
Revenue $72,000,000+
Users 90,000,000+
Valuation $1,500,000,000

The Must-Have App for Premium Travel Brands and Influencers Alike



At the top of every travel brand and tastemaker's wish list is a Globalist membership, and this app is primed to leverage that. By getting ultra-relevant brands directly on the feeds of the world's top travel influencers—and the world's top travel influencers directly in front of our community—Globalist provides unbeatable value to members, advertisers, and content creators.



Globalist is optimized to offer industry-leading value for each of our core constituencies.
MEMBERS
Individuals
Vertical Social Network
86% of people are interested in a specific location after seeing user-generated content.
BRANDS
Advertisers
Organic Native Advertising
The pandemic has grown demand and forecasts. Record numbers expected beginning in 2023.
CREATORS
Influencers
Creator Economy
60% of people say user-generated content is the most influential factor when planning travel.

Travelers Want Members-Only, Social-First. Globalist Delivers.



Globalist is the platform to empower 21st century travel: mobile, social, shareable, experiential, and followable.



GLOBALIST
Mykonos >
Global travel and tourism was a $9.1 trillion industry in 2019.
76% of people post photos of their trips on social networks.
Travel posts generate 40% more engagement on social media.
TripAdvisor has more than 880 million traveler reviews.
Direct spending by travelers will total $683 billion.
There are 600 million #travel posts on Instagram.

Will *You* be a Founding Member of Globalist?



In the golden age of travel, we're forging our own path as the members-only platform for the world's best travelers.

Raised capital will be efficiently directed to product development, marketing, and customer acquisition. Leveraging cutting-edge marketing infrastructure, social media savvy, and our founding team's decades of combined experience, we're building the community we've always dreamed of.



Concierge Service
Trips & Experiences
Exclusive Creator Content
Advertising & Sponsorship
Membership & Subscription
$1,600,000
$1,400,000


$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Forward-looking projections cannot be guaranteed


The Globalist Journey
2014 Founder travels the world after the sale of his first company, and is frustrated to find a lack of options for documenting and sharing his trip.
2017 Co-Founder joins the company, and the team begins building the platform.
2018 Globalist raises $500,000 from top travel investors within days.
2019 Beta app is built and marketing strategy is created.
2020 Launch is postponed due to the global pandemic.
2021 The Golden Age of Travel is coming, and the team prepares to launch.
Nov - Private beta testing begins.
Dec - Founding Members campaign launches to exclusive tastemakers.
2022 Jan - Company opens exclusive, limited capital raise of $1m to leading investors and influencers.
Feb - Official Launch Partners Program launch for brands and advertisers.
Mar - Editor-At-Large Program for leading travel creators and influencers launch.
Q2 2022 Public launch.


Elite Perks for Founding Members

Claim the first and best benefits as a Globalist Founding Member. Find yourself at the forefront of the next generation of travel with beta access to our mobile platform to research, document, and share your journey. Enjoy exclusive invitations to dinners, events, and parties with like-minded travelers.

Become a Founding Member today when you invest early, and enjoy the view from the highlight reel as the travel boom begins...


"Twenty years from now you will be more disappointed by the things you didn't do than by the ones you did. So throw off the bowlines, sail away from the safe harbour. Catch the trade winds in your sail. Explore. Dream. Discover."
Mark Twain


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GLOBALIST
ITINERARY OUTFITTERS

Downloads

Globalist Deck.pdf